Contact

www.linkedin.com/in/jeromeoglesby (LinkedIn)
www.itsmfonline.org (Other)
www.technologycouncil.com (Other)

Top Skills

Business Analysis
Enterprise Architecture
Vendor Management

Jerome Oglesby

Technology Advisor | Board Member | Technology Officer | Venture Partner
Nashville Metropolitan Area

Summary

A trusted technology advisor dedicated to helping organizations develop IT strategies that maximize the value of their business systems and technology investments. Focused on driving digital transformation by providing actionable insights and guidance to help companies navigate the ever-evolving technology landscape.

Experience

AHEAD
Advisory Partner
2023 - Present (2 years)
United States

ScienceLogic
Board Member
2022 - Present (3 years)
United States

Orokii
Board Member
2022 - Present (3 years)
United States

Association of Universities for Research in Astronomy
Board Member
April 2023 - Present (2 years 1 month)
United States

LEAD Public Schools
Board Member
2012 - Present (13 years)
United States

TennesseeCIO
Advisory Board
2022 - Present (3 years)
United States

Vation Ventures
Advisory Council
2021 - Present (4 years)
United States

NextGen Venture Partners
Venture Partner
January 2022 - Present (3 years 4 months)
United States

Deloitte
18 years

Global Chief Technology Officer
2017 - 2022 (5 years)

US Chief Technology Officer
2007 - 2017 (10 years)

US Director of Technology
2004 - 2007 (3 years)

AT&T Mobility
Executive Director Of Technology
2001 - 2004 (3 years)

Sabre Corporation
Director Of Technology Services
1991 - 2001 (10 years)

American Airlines
Director Of Technology Operations
1987 - 1991 (4 years)

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Education

The University of Texas at Arlington

BS, Information Systems

Lipscomb University

MBA, Business Administration